WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Changes in Stockholder’s Equity

Year ended December 31, 2019
(In thousands)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total stockholder's equity	Redeemable non-controlling interests
	Shares	**Amount**					
Balance at December 31, 2018	1,000	$ 1	193,451	8,959	1,301	203,712	102
Cumulative Effect Adjustment (1)	—	—	—	5,903	—	5,903	—
Forgiveness to Related Party (1)	—	—	(5,903)	—	—	(5,903)	—
Net loss	—	—	—	(9,679)	—	(9,679)	—
Dividends / return of capital to parent – cash	—	—	(13,500)	(13,000)	—	(26,500)	—
W&R Capital Management Group, Inc & Waddell & Reed Investment Management Company mergers	—	—	—	102	—	102	(102)
Other comprehensive loss	—	—	—	—	(417)	(417)	—
Balance at December 31, 2019	1,000	$ 1	174,048	(7,715)	884	167,218	—

(1) See Note 14 (Related Party Transactions) for additional information on the Letter of Understanding executed with Ivy Distributors, Inc.

See accompanying notes to consolidated financial statements.